Exhibit 99.10
DECLARATION
     I,     Paul H. O’Leary          , do declare and state as follows:
          (Print Name of Declarant)
     I have personal knowledge of the facts stated herein and if called upon to testify thereto, I could and would do so competently.
     On or about June 25, 2007, Raffles Associates, LP (the “Investor”) acquired shares of common stock (the “Shares”) and common stock purchase warrants (the “Warrants”) of Remedent, Inc., a Nevada corporation. The Investor executed a Purchase Agreement (the “Purchase Agreement”) in connection with its purchase of Shares and Warrants with representations and warranties relating to the Investor’s investment intent and compliance with federal securities laws.
     In Section 5.3 of the Purchase Agreement, the Investor made the following representation: “The Securities to be received by such Investor hereunder will be acquired for such Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act, without prejudice, however, to such Investor’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws.”
     In Section 5.6 of the Purchase Agreement, the Investor acknowledged the following related to the “restricted” nature of the Shares and Warrants: “Such Investor understands that the Securities are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances.”
     In Section 5.7 of the Purchase Agreement, the Investor acknowledged that the certificates representing the Shares and Warrants would contain the following legend: “The securities represented hereby may not be transferred unless (i) such securities have been registered for sale pursuant to the Securities Act of 1933, as amended, (ii) such securities may be sold pursuant to Rule 144(k), or (iii) the Company has received an opinion of counsel reasonably satisfactory to it that such transfer may lawfully be made without registration under the Securities Act of 1933 or qualification under applicable state securities laws.”
     The foregoing representations and acknowledgements given and made by the Investor in the Purchase Agreement were true and correct when made and remain true and correct as of the date of this declaration. In purchasing the Shares and Warrants, the Investor was not, and is not, acting on behalf of Remedent, Inc. in connection with the primary distribution of the Shares and Warrants. The Investor purchased the Shares and Warrants for its own account and as a bona fide investor in Remedent, Inc. The Investor has been subject to the market risks related to the

Shares and Warrants since the date of purchase and has no plans, arrangements, understandings or agreements with Remedent, Inc. related to these risks.
     I declare that the foregoing is true and correct and if called upon to testify under oath that my testimony would be consistent with the foregoing.
DATED: October 15, 2007

RAFFLES ASSOCIATES, LP
By:	/s/Paul H. O’Leary

Paul H. O’Leary, General Partner
Print Name and Title of Declarant

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